Dimensional

January 6, 2020

Via EDGAR

Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Hardy

Re:	Registration Statement on Form N-14 of DFA Investment Dimensions Group Inc. (the “Registrant”) File No. 333-234776

Dear Ms. Hardy:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Ms. Hardy on December 16, 2019 to Jana L. Cresswell, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Dimensional 2005 Target Date Retirement Income Fund (the “Target Portfolio”) into the Dimensional Retirement Income Fund (the “Acquiring Portfolio”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 19, 2019 pursuant to Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below the Registrant has provided your comments and the Registrant’s response to each comment.  These responses, as noted below, will be incorporated into a filing to be made in a post-effective amendment to the Registration Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment.  Please confirm that the Target Portfolio is not required to have a shareholder vote and that the Registrant is relying on Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”).  Briefly explain how the Reorganization meets the requirements of Rule 17a-8.

Response.  The Registrant is relying on Rule 17a-8 under the 1940 Act, which permits reorganizations involving sales of substantially all of the assets between affiliated investment companies without shareholder approval if certain requirements are met. The Registrant believes that all of the conditions set forth in Rule 17a-8 are met with respect to the Reorganization. Specifically, the following conditions are met:
•	the fundamental policies of the Acquiring Portfolio and Target Portfolio are identical;

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•	the terms and fees of the Acquiring Portfolio’s and Target Portfolio’s investment management agreements are identical;
•
the Acquiring Portfolio and Target Portfolio are both series of the Registrant and, accordingly, are both governed by the same Board and the disinterested directors of the Target Portfolio who were elected by the Target Portfolio’s shareholders constitute a majority of the directors of the Acquiring Portfolio; and

•	neither Portfolio’s share classes involved in the Reorganization pay a Rule 12b-1 distribution fee.
In addition, the Registrant’s organizational documents allow for reorganizations without shareholder approval.
2. Comment.  Throughout the Information Statement/Prospectus, it states that the prospectus for the Acquiring Portfolio is included as Exhibit B.  Please confirm that the prospectus for the Acquiring Portfolio will be included in the mailing to shareholders of the Target Portfolio and delete the references to Exhibit B.

Response.  The Registrant confirms that the prospectus for the Acquiring Portfolio will be included in the mailing to shareholders of the Target Portfolio.  In addition, the references to Exhibit B have also been deleted.
3. Comment.  To avoid investor confusion, please note that the fees and expenses of the Acquiring Portfolio are two basis points higher than the Target Portfolio and could potentially be even higher when the Acquiring Portfolio’s expense limitation agreement expires on February 28, 2020. Also, please explain how any change of the expense limitation agreement will affect the payment of the costs of the Reorganization.  Please include this disclosure as a separate Q&A in the summary section of the Information Statement/Prospectus.

Response.  The Registrant supplementally confirms that the expense limitation agreement for the Acquiring Portfolio has been extended until February 28, 2021 and the disclosure has been updated accordingly.  Further, the Registrant notes that the Reorganization is expected to occur on or about February 10, 2020.  Since the current expense assumption agreement for the Target Portfolio does not expire until February 28, 2020, after the anticipated closing date, the expiration of the expense limitation agreement is not anticipated to impact the payment of the Reorganization costs.  In addition, a separate section including this disclosure has been incorporated into the Q&A in the summary section of the Information Statement/Prospectus.

4. Comment.  In the summary section of the Information Statement/Prospectus on page 3, please briefly describe the key differences between the Target Portfolio and Acquiring Portfolio.

Response.  The key differences between the Target Portfolio and Acquiring Portfolio (i.e., the two basis point difference in expenses due to the Acquiring Portfolio’s higher acquired fund fees and expenses and the Target Portfolio’s position on the asset allocation glide path prior to 2020) have been incorporated into the summary section of the Information Statement/Prospectus.

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5. Comment.  In the “What are the Portfolios’ arrangements for purchases, exchanges, and redemptions?” section of the Information Statement/Prospectus, please revise the disclosure to be more explicit that the procedures are identical for the two Portfolios.

Response.  The disclosure in the “What are the Portfolios’ arrangements for purchases, exchanges, and redemptions?” section of the Information Statement/Prospectus has been revised to be more explicit that the procedures are identical for the two Portfolios.

6. Comment.  Please include the additional narrative required by Item 4 of Form N-1A with respect to the additional indexes included in the performance tables.

Response.   The disclosure in the “How do the performance records of the Portfolios compare?” section of the Information Statement/Prospectus has been revised to include the additional narrative required by Item 4 of Form N-1A with respect to the additional indexes included in the performance tables.

7. Comment.  With respect to the S&P Global BMI Index (net dividends) included in the performance table, please note that the index used should not be a price-only index and should include dividends.

Response. The Registrant notes that the S&P Global BMI Index (net dividends) is not a price-only index.  The returns of the index reflect the deduction of estimated withholding taxes with respect to the reinvestment of dividends paid by index holdings, with the estimates of withholding tax rates and the resulting change in valuations and returns computed by the relevant index provider.
8. Comment.  With respect to the parenthetical after each benchmark index in the performance table, please explain in the disclosure what is meant by “taxes on sales.”

Response.  The Registrant has revised the disclosure to clarify that the indexes’ returns do not reflect any applicable taxes related to the sale of securities at index reconstitutions.  As noted above, however, where applicable, the indexes’ returns reflect the deduction of estimated withholding taxes with respect to the reinvestment of dividends paid by index holdings, with the estimates of withholding tax rates and the resulting change in valuations and returns computed by the relevant index provider.
9. Comment.  Please confirm that the fees included in the fee table are still current.

Response.    The Registrant confirms that the fees and expenses have been revised to reflect the current fees for the Portfolios.

10. Comment.  Please note that the Acquiring Portfolio may not show the effect of the expense limitation in the expense table unless the expense limitation agreement is extended for at least one year from the effective date of the Information Statement/Prospectus.

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Response.  As noted above, the Registrant supplementally confirms that the expense limitation agreement for the Acquiring Portfolio has been extended until February 28, 2021 (i.e., more than one year from the effective date of the Information Statement/Prospectus) and the disclosure has been revised accordingly.

11. Comment.  Consider disclosing the expense limitation agreements for the Target Portfolio and Acquiring Portfolio separately to avoid confusion.

Response.  The Registrant has revised the disclosure to separate the discussion of the expense limitation agreements for the Target Portfolio and Acquiring Portfolio.

12. Comment.  Please also revise the disclosure concerning the expense limitation agreements to note that after the Reorganization, only the Acquiring Portfolio’s waived fees and/or assumed expenses may by recouped by Dimensional and not the Target Portfolio’s previously waived fees and/or assumed expenses.

Response.  The disclosure concerning the expense limitation agreements has been revised to clarify that after the Reorganization only the Acquiring Portfolio’s previously waived fees and/or assumed expenses may by recouped by Dimensional.
13. Comment.  Please also disclose that the Acquiring Portfolio may only make repayment to Dimensional under the expense limitation agreement to the extent that expenses (after taking in consideration the repayment) will not exceed the expense limitation rate in place at the time of waiver and any expense limitation rate in place at the time of the recoupment.

Response.    The disclosure regarding the expense limitation agreement has been revised to clarify that under the expense limitation agreement previously waived fees and/or assumed expenses can be recaptured only if the expense ratio following such recapture would be less than the expense limitation that was in place when such prior year fees were waived and/or expenses assumed, and less than the current expense limitation in place for the Acquiring Portfolio.

14. Comment.  In the “Reasons for the Reorganization” section of the Information Statement/Prospectus, please briefly describe what the Board considered about each of the eight items listed in the second paragraph of this section.

Response.  In “Reasons for the Reorganization” section of the Information Statement/Prospectus, brief descriptions were included to disclose that the following information was considered by the Board with respect to each factor listed: (1) the Plan was designed to be a tax-free reorganization and the shares of the Acquiring Portfolio that would be received by the shareholders of the Target Portfolio in the exchange will be equal in aggregate net asset value to the aggregate net asset value of their shares of the Target Portfolio as of the closing date of the Reorganization; (2) the investment objectives and policies of the Target Portfolio and the Acquiring Portfolio are identical and their investment strategies will be identical in 2020 when the Target Portfolio reaches its final static asset allocation; (3) the fees and expenses of the Portfolios

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are identical, other than the two basis point difference in acquired fund fees and expenses; (4) the plans for the ongoing management, distribution, and operation of the Acquiring Portfolio are identical to those of the Target Portfolio; (5) Dimensional is the adviser of both Portfolios; (6) the Reorganization presents opportunities for increased operational efficiency that may translate into fund cost savings for the Portfolios and their shareholders; (7) the Acquiring Portfolio is larger than the Target Portfolio and the combined Portfolio will create a larger portfolio that may benefit from increased economies of scale in its operating costs; and (8) the differences in the historical performance data for the Portfolios is largely a product of each Portfolio’s relative position on the evolving asset allocation “glide path” disclosed in its prospectuses.
15. Comment.  In “Reasons for the Reorganization,” please address whether the Board considered that the Acquiring Portfolio’s expenses could be higher after 2020 when the expense limitation expired.

Response.  As noted above, the Registrant supplementally confirms that the expense limitation agreement for the Acquiring Portfolio has been extended until February 28, 2021 (i.e., more than one year from the effective date of the Information Statement/Prospectus) and the disclosure has been revised accordingly.
16. Comment.  In “Reasons for the Reorganization” section of the Information Statement/Prospectus, please state whether the Board considered any other alternatives for the Target Portfolio, and if so, what those alternatives were.

Response. The Board considered that the proposed Reorganization has been contemplated and disclosed in the Target Portfolio’s prospectus since its inception, as referenced in the first bullet point of the “Reasons for the Reorganization” section of the Information Statement/Prospectus.  Accordingly, the Board did not consider any alternatives to the proposed Reorganization.  The disclosure, however, has been revised to be more explicit that the Reorganization has been disclosed to shareholders of the Target Portfolio in its prospectus since inception and, accordingly, the Board did not consider other alternatives.
17. Comment.  In “Reasons for the Reorganization” section of the Information Statement/Prospectus, please discuss any disadvantages of the Reorganization that the Board considered, and if they did not consider any disadvantages, please disclose that fact. We note that shareholders of the Target Portfolio will receive a proportionate share of any taxable income and gains realized by the Acquiring Portfolio and not distributed to its shareholders prior to the Reorganization when such gains are eventually distributed by the Acquiring Portfolio.

Response.  The “Reasons for the Reorganization” section of the Information Statement/Prospectus has been revised to include certain potential disadvantages considered by the Board.  For example, the Board considered that the Total Annual Fund Operating Expenses After Expense Reimbursement for the Acquiring Portfolio were 0.02% higher during the 10/31/18 fiscal year than the Target Portfolio due to its Acquired Fund Fees and Expenses, which are excluded from each Portfolio’s expense limitation amount.  The Board also considered the potential tax implications to the Target Portfolio and its shareholders related to the Reorganization,

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which are also described in the “What are the tax consequences of the Reorganization?” section of the Information Statement/Prospectus.
18. Comment.  In the “Information about the Plan” section of the Information Statement/Prospectus, please address what the plans are if the Reorganization were to be terminated and if shareholders would be notified.

Response.  Disclosure has been added to the “Information about the Plan” section of the Information Statement/Prospectus to note that, although shareholder approval is not required and Dimensional does not anticipate that the Reorganization would be terminated, if the Reorganization was terminated, shareholders would be notified of the change and the Target Portfolio would continue to operate as a series of the Registrant.
19. Comment.  In the “Who will pay the expenses of the Reorganization” section of the Information Statement/Prospectus, please explain how any change in the expense limitation agreement will affect the payment of the costs of the Reorganization.
Response. As noted above, the Target Portfolio’s expense limitation agreement does not expire until February 28, 2020 and the Reorganization is expected to occur on or about February 10, 2020.  Accordingly, since the current expense assumption agreement is in place for the Target Portfolio beyond the anticipated closing date, the expiration of the expense limitation agreement is not anticipated to impact the payment of the costs of the Reorganization.
20. Comment.  In the “What are the tax consequences of the Reorganization?” section of the Information Statement/Prospectus, please revise the disclosure that states that “Stradley Ronon will provide a legal opinion to the effect...” to state that “Stradley Ronon will opine.”

Response.  The Registrant has revised the disclosure accordingly.

21. Comment.  Please provide information regarding each Portfolio’s capital loss carryforwards as of a more recent date.

Response.  The Registrant supplementally confirms that as of October 31, 2019, neither of the Portfolios had capital loss carryovers.  The Registrant has revised the disclosure accordingly.

22. Comment.  Please provide the target allocations of the Acquiring Portfolio and Target Portfolio as of a more recent date.

Response.  The disclosure has been updated to provide the target allocations of the Acquiring Portfolio and Target Portfolio as of January 3, 2020.

23. Comment.  Please provide the SEC file numbers for the prospectuses, statements of additional information and annual reports.

Response.    The Registrant has revised the disclosure accordingly.

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24. Comment.  Please file a certified copy of the resolutions approved by the Board to allow for the signing on behalf of an officer of the Registrant by power of attorney.

Response.  A certified copy of the resolutions approved by the Board to allow for the signing on behalf of an officer of the Registrant by power of attorney will be included as an exhibit to the post-effective amendment at the closing of the Reorganization.

25. Comment.  In the opinion included with the filing, please delete the assumption about the number of shares not exceeding the shares authorized. Also, while receipt of payment can be an assumption, we are not sure how this applies to a Portfolio.  Also please explain why the payment must be equal to net asset value.

Response.  Under Maryland law, each series of the Registrant is required to authorize a certain number of shares (i.e., they are not authorized to issue, or permitted to authorize the issuance of, an unlimited amount of shares).  Accordingly, at the time of the opinion, Stradley Ronon assumed that the authorized shares of the Acquiring Portfolio will be sufficient at the time of closing because it will occur after the date of the opinion. Further, under the Registrant’s organizational documents, the Board is authorized to issue shares for such consideration that it deems advisable.  Such consideration is described in the Plan approved by the Board.  Accordingly, for the shares of the Acquiring Portfolio to be considered fully paid and non-assessable, at the time of the opinion, Stradley Ronon must assume that at the time of closing the shares of the Acquiring Portfolio will be issued in exchange for the payment described in the Plan.  Further, as noted above, the Board has the authority to authorize the issuance of shares for such consideration that it deems advisable.  As described in the Plan approved by the Board, the Reorganization will be accomplished at the relative net asset value of each of the Target Portfolio and Acquiring Portfolio so that no dilution will occur.  Accordingly, since the Plan approved by the Board requires that the payment must be equal to the Acquiring Portfolio’s net asset value, Stradley Ronon’s opinion assumed that the payment at the time of closing will be at least equal to the Acquiring Portfolio’s net asset value.

* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
DFA Investment Dimensions Group Inc.